Exhibit 2

HIPPO ENTERPRISES INC.

November 23, 2020

Mitsui Sumitomo Insurance Co., Ltd.

9, Kanda-Surugadai

3-chome, Chiyoda-Ku

Tokyo, Japan

Attn: Mr. Shinichiro Funabiki, Director, Executive Vice President

Re:    Side Letter to Crossover Note Purchase Agreement and Convertible Note

Ladies and Gentlemen:

This letter agreement (this “Side Letter”) will confirm our agreement in connection with the issuance to Mitsui Sumitomo Insurance Co., Ltd. (“Investor”) of a convertible note by Hippo Enterprises Inc., a Delaware corporation (the “Company”), pursuant to that certain Crossover Note Purchase Agreement by and between the Company and Investor of even date herewith (the “Crossover NPA” and such convertible note issued thereunder, the “Convertible Note”). Capitalized terms used but not defined herein shall have the respective meaning given to them in the Crossover NPA and/or Convertible Note. The Company and Investor agree as follows:

1.

Registration Rights. Upon conversion of the Convertible Note, the Investor shall be entitled to registration rights pursuant to that certain Amended and Restated Investors’ Rights Agreement, dated July 8, 2020, by and among the Company and the investors and key holders party thereto (as may be amended and/or restated from time to time or as may otherwise be superseded or replaced by any successor agreement providing registration rights to the holders of the Company’s capital stock, including any such agreement entered into in connection with a Qualified Financing) (the “Rights Agreement”), and the Conversion Securities shall be deemed to be Registrable Securities (as defined in the Rights Agreement) for purposes of Section 2 thereof. For the avoidance of doubt, the registration rights to be granted pursuant to this Section 1 shall be at least as favorable to the Investor as those provided to investors pursuant to Section 2 of the Rights Agreement (as in effect on the date hereof); provided, that (i) the threshold amount of shares of the Company’s capital stock required to trigger a registration statement on Form S-3 shall be $10 million, (ii) the cutback of shares of the Company’s capital stock offered by an investor in any underwritten offering conducted pursuant to the Investor’s piggyback registration rights shall not be reduced below 25% (other than in the Company’s first underwritten public offering of its Common Stock under the Securities Act (an “IPO”)) and (iii) the registration expenses of the Investor to be reimbursed by the Company shall not exceed $50,000. The Company will not, without Investor’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed), amend the Rights Agreement to adversely affect the registration rights of the investors parties thereto.

2.

Delivery of Financial Statements. The Company shall deliver to the Investor (provided that the Board of Directors of the Company (the “Board of Directors”) has not reasonably determined that Investor is a Competitor (as defined in Section 13 hereof) in accordance with the provisions of Section 13 hereof):

i.

as soon as practicable, but in any event within one hundred and fifty (150) days after the end of each fiscal year of the Company, (a) a balance sheet as of the end of such year, (b) statements of income and of cash flows for such year, and (c) a statement of stockholders’ equity as of the end of such year, all such financial statements audited and certified by an accounting firm associated with one of the “big four” US accounting firms; provided that an unaudited draft of such report shall be made available per request within ninety (90) days after the end of each fiscal year of the Company;

ii.

as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (x) be subject to normal year-end audit adjustments; and (y) not contain all notes thereto that may be required in accordance with GAAP);

iii.	as soon as practicable, but in any event within thirty (30) days after the end of each month, a management update for such month;

iv.

as soon as practicable, but in any event at least thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year (collectively, the “Budget”), and prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company, and promptly after prepared and duly approved, any amendments to the Budget and any other budgets or revised budgets prepared by the Company;

v.

as soon as practicable, but in any event within forty-five (45) days after the end of each quarter of each fiscal year of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Investor to calculate its percentage equity ownership in the Company; and

vi.

such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as the Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 2 to provide information (x) that the Company reasonably determines in good faith to be a trade secret (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (y) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

Notwithstanding the above, the Company shall not be obligated under this Section 2 or otherwise to provide information to the Investor, if the Board of Directors reasonably determines in good faith that (a) the information involves direct competitors of the Investor, or would reasonably be expected to pose a conflict of interest or material potential conflict of interest between the Investor and the Company, or would reasonably be expected and determined to have an adverse effect on the Company or its business (including to jeopardize any potential transaction); or (b) upon advice of legal counsel, such exclusion or omission is reasonably necessary to protect confidential proprietary information or trade secrets of the Company, or to fulfill the Company’s obligations with respect to confidential or proprietary information of third parties. The foregoing exclusion and restriction on information that is otherwise required to be provided to the Investor pursuant to this Section 2 shall also permit the Company to redact from minutes of the Board of Directors, shareholders or committee meetings any reference and details to matters and documents, notices, deliberations and resolutions reasonably relating to any such matters or information, but shall not permit the Company to withhold, restrict or redact any information of any kind or nature that is otherwise required to be provided, or is necessary to provide, to any entity within the group of the Investor pursuant to any research, development, supply or other commercial agreement of any kind or nature between or among any entity within the group of the Investor and the Company (including any subsidiary of the Company).

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Section 2 to the contrary, the Company may temporarily cease providing the information set forth in this Section 2 during the period starting with the date sixty (60) days before the Company’s good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company’s covenants under this Section 2 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.

Inspection. The Company shall (provided that the Board of Directors has not reasonably determined that Investor is a Competitor in accordance with the provisions of Section 13) permit the Investor, at the Investor’s expense, to visit and inspect the Company’s properties; examine its books of account and records; and discuss the Company’s affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Investor; provided, however, that the Company shall not be obligated pursuant to this Section 3 to provide access to any information that (i) it reasonably and in good faith upon advice of legal counsel considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company), (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel or (iii) for the reasons set forth in Section 2.

4.

Observer Rights. The Company shall invite a representative of the Investor to attend all meetings of the Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors; provided, however, that such representative shall agree to hold in confidence all information so provided; and provided further, that the Company reserves the right, upon advice of legal counsel, to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest.

5.

Management & Personnel Rights. The Investor shall be entitled to consult with and advise management of the Company on significant business issues, including management’s proposed annual operating plans, and Company management will meet with Investor at least two (2) times per calendar year (with one (1) such meeting occurring at a mutually agreeable location in Japan and one (1) such meeting occurring at the Company’s headquarters) at the Company’s facilities at mutually agreeable times for such consultation and advice and to review progress in achieving said plans. The Company will (provided that the Board of Directors has not reasonably determined that Investor is a Competitor in accordance with the provisions of Section 13) host three (3) to five (5) employees of the Investor, who shall remain employees of the Investor, on the Company’s premises to the extent reasonably practicable.

6.

Regulatory Approvals. The Company will keep the Investor reasonably apprised of the likely occurrence of any event that may give rise to the Investors’ right to convert, or that otherwise may result in a conversion of, a Convertible Note (a “Conversion Event”) and will cooperate with the Investor in determining whether any governmental or regulatory consents or approvals may be required or, in the reasonable judgment of the parties, advisable, in connection with an anticipated Conversion Event. In the event that the parties reasonably determine that such consents or approvals may be required or advisable in connection with a Conversion Event, then each party will cooperate, at its expense, to obtain such consents and approvals. If conversion of the Convertible Note prior to the receipt of any such consent or approval would result in the violation of any law or subject the Investor to any material liability or risk of a divestiture order or material conditions, then the parties will discuss in good faith and agree upon appropriate measures to defer the conversion of the Convertible Note, in whole or in part, in order to avoid such violation, liability or burden.

7.

Confidentiality. The Investor agrees to keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Side Letter, the Crossover NPA and/or the Convertible Note (including, without limitation, notice of the Company’s intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 7 by the Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company’s confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Securities from the Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 7; (iii) to any affiliate, partner, member, stockholder, or wholly owned subsidiary of the Investor in the ordinary course of business, provided that (x) the Investor informs such person that such information is confidential and directs such person to maintain the confidentiality of such information and (y) no competitively sensitive information is disclosed to any such person that directly competes with the Company; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure. The Company acknowledges and agrees that nothing set forth herein shall restrict or prevent any board observer designated by the Investor (whether pursuant to this Side Letter, another contractual right or otherwise) from sharing with the Investor and its affiliates any confidential information of the Company, provided that such confidential information shall remain subject to this Section 7.

8.

“Market Stand-Off” Agreement. The Investor hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period (a) commencing on the date of (i) the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act for its IPO or (ii) the closing of a de-SPAC merger transaction (the date of commencement of such lock-up period, the “Lock-up Commencement Date”) and (b) ending on the date that is three (3) years from date of such event, (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired) or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise; provided, however, that the Investor may consummate any of the foregoing transactions described in clauses (A) or (B) with respect to (x) up to ten percent (10%) of the Conversion Securities originally issued pursuant to the Convertible Note and any SPAC Shares (as defined below) held by the Investor as of the Lock-up

Commencement Date, prior to the first anniversary of the Lock-up Commencement Date, (y) up to thirteen and one half percent (13.5%) of the Conversion Securities originally issued pursuant to the Convertible Note and any SPAC Shares held by the Investor as of the Lock-up Commencement Date, following the first anniversary of the Lock-up Commencement Date and prior to the second anniversary of the Lock-up Commencement Date, and (z) up to sixteen percent (16%) of the Conversion Securities originally issued pursuant to the Convertible Note and any SPAC Shares held by the Investor as of the Lock-up Commencement Date, following the second anniversary of the Lock-up Commencement Date and prior to the third anniversary of the Lock-up Commencement Date; provided, further, that the foregoing limitations shall not apply to any sale pursuant to a tender or exchange offer approved by the Board of Directors and non-public resale transactions to investors that agree to become subject to the same resale restrictions; provided, further, that any Securities (including SPAC Shares) that Investor is entitled to transfer pursuant to the preceding clauses (x), (y) and (z), but does not transfer for any reason, may nevertheless be transferred in any subsequent periods; provided, further, that the foregoing restrictions in clauses (A) and (B) shall cease to apply in the event of the occurrence of a Material Adverse Change following the Lock-up Commencement Date. The foregoing provisions of this Section 8 shall apply only to the IPO or de-SPAC merger transaction, as applicable, and shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement. The underwriters in connection with such registration are intended third-party beneficiaries of this Section 8 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 8 or that are necessary to give further effect thereto.

For purposes hereof, “Material Adverse Change” means a material adverse change in the (i) business, financial condition or business continuity of the Company or the Investor or (ii) legal or regulatory matters that would prohibit or materially restrict the ability of the Investor to continue to hold the Convertible Note or any Conversion Securities or SPAC Shares or to otherwise exercise its rights with respect to the Convertible Note or such Conversion Securities, other than in either case of (i) or (ii) changes or effects which are global in nature and which generally apply to the industry in which either the Company or Investor, as applicable, operates (which exception shall also include the consequences of the COVID-19 pandemic affecting the global economy and the industries in which either the Company and the Investor operates).

9.

Qualified Financing. If Investor elects to convert the outstanding principal and unpaid accrued interest of the Convertible Note pursuant to a Qualified Financing, Investor will become a party to the definitive financing agreements for such Qualified Financing (to the extent reasonably acceptable to the Investor); provided that Investor shall be entitled to any and all rights afforded to a “Major Investor” in such Qualified Financing (subject to limitations applicable to any competitors of the Company, but solely to the extent Investor is deemed a Competitor in accordance with Section 13 hereof); provided, further, that in no event will Investor become subject to a drag along or similar provisions if Investor or any of its affiliates will be required to enter into any non-compete, non-solicit or other restrictive covenant or to terminate or modify any commercial agreement in connection with any such transaction subject to the drag along or similar provision. The Investor shall be entitled to substantially similar rights and bear substantially similar obligations to those set forth herein in Sections 1 through 9 pursuant to a separate side letter to be entered into with the Investor in the event substantially similar rights and oblgiations are not provided pursuant to the definitive documents to be entered into in connection with the Qualified Financing.

10.

Maturity Conversion. If the outstanding principal and unpaid accrued interest of the Convertible Note are converted at the Maturity Date, Investor will become a party to the definitive financing agreements for the most recent Qualified Financing (to the extent reasonably acceptable to the Investor); provided that Investor shall be entitled to any and all rights afforded to a “Major Investor” in such Qualified Financing (subject to limitations applicable to any competitors of the Company, but solely to the extent Investor is deemed a Competitor in accordance with Section 13 hereof); provided, further, that in no event will Investor become subject to a drag along or similar provisions if Investor or any of its affiliates will be required to enter into any non-compete, non-solicit or other restrictive covenant or to terminate or modify any commercial agreement in connection with any such transaction subject to the drag along or similar provision. The Investor shall be entitled to substantially similar rights and bear substantially similar obligations to those set forth herein in Sections 1 through 9 pursuant to a separate side letter to be entered into with the Investor in the event substantially similar rights and oblgiations are not provided pursuant to the definitive documents to be entered into in connection with the Qualified Financing.

11.

Private Issuer Merger. If the Company intends to consummate a Private Issuer Merger, at least thirty (30) days prior to the consummation of such Private Issuer Merger, the Company shall deliver an advance written notice to Investor notifying Investor in reasonable detail of the terms of the Private Issuer Merger and offering Investor an opportunity to convert Convertible Note in accordance with such terms (“Notice”). Upon receipt of Notice, Investor will have fifteen (15) business days to notify the Company of its election to terminate any commercial arrangements (the “Commercial Arrangements”) entered into by the parties on or following the date hereof and prior to the date of such Notice (the “Election”). If Investor makes such an Election, the Commercial Arrangements will terminate on the date that is six (6) months following the closing of the Private Issuer Merger.

12.	Termination of Rights & Qualifications.

i.

The right of the Investor to request registration or inclusion of Conversion Securities in any registration pursuant to Section 1 shall terminate and be of no further force or effect upon the earliest to occur of: (a) the closing of a Deemed Liquidation Event (as such term is defined in the Restated Certificate); (b) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of the Investor’s shares without limitation during a three-month period without registration; and (c) the fifth anniversary of any Public Company Event (as defined in the Convertible Note).

ii.

The covenants set forth in Sections 2 and 3 shall terminate and be of no further force or effect upon the earliest to occur of: (a) the closing of a Deemed Liquidation Event; (b) immediately before the consummation of a Public Company Event; (c) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended; or (d) upon a conversion effectuated pursuant to the terms of Section 3 of the Convertible Note in the form attached to the Crossover NPA as Exhibit A.

iii.

The covenants set forth in Sections 4 and 5 shall terminate and be of no further force or effect upon the earliest to occur of: (a) the closing of a Deemed Liquidation Event; or (b) following a conversion effectuated pursuant to the terms of Section 3 of the Convertible Note, unless the Investor holds, and for as long as the Investor continues to hold, at least 50% of (i) the Conversion Securities originally issued pursuant to the conversion of the Convertible Note, (ii) the Secondary Conversion Securities originally issued pursuant to the conversion of the Conversion Securities or (iii) the equity securities originally issued upon the conversion or exchange of Convertible Note, Conversion Securities or Secondary Conversion Securities in connection with a de-SPAC merger transaction or exchange offer (“SPAC Shares”).

iv.

The Company and Investor further agree that the Company shall use commercially reasonable efforts to comply with each of the covenants of the Company set forth in Sections 2, 3, 4 and 5 hereof, but the Investor acknowledges and agrees that such covenants may be subject to certain limitations (such as with respect to travel restrictions or in-person meetings at the premises of the Company) to the extent necessary to comply with applicable regulations relating to the COVID-19 pandemic. In the event such restrictions would limit the Investor’s rights hereunder, then the parties will discuss in good faith and agree on alternative means of the Investor exercising its rights hereunder.

v.	The rights described in Sections 10, 11 and 12 shall terminate and be of no further force or effect upon the earlier conversion, redemption and/or termination of Investor’s Convertible Note in full.

13.	Determination of Status as Competitor.

i.

For purposes of this Side Letter, Investor may be deemed to be a “Competitor” if and only if Investor or any direct or indirect majority-owned subsidiary of Investor (or of Investor’s ultimate corporate parent, if applicable) engages, after the date of this Side Letter, in the sale of home insurance policies to individuals resident in the United States in a manner that competes directly with the Company’s business as conducted as of the date of this Side Letter. Investor shall not be deemed to be a Competitor solely as a result of it or its affiliated companies (a) selling home insurance policies in any jurisdicition outside the United States, (b) reinsuring home insurance policies sold by other persons to individuals or businesses in the United States or any other jurisdiction, or (c) engaging in its or their existing businesses in substantially the same manner and size as conducted as of the date of this Side Letter.

ii.

If the Board of Directors determines that Investor may be deemed to be a Competitor, the Company shall provide Investor with a written statement setting forth in reasonable detail the basis for such determination, and such determination will become effective immediately. Upon delivery of such statement, Investor and the Company shall enter into good faith discussions for the purpose of deciding whether the Investor is not a Competitor and whether measures are available to preserve the Investor’s rights under this Side Letter while protecting the competitive interests of the Company.

14.

Incorporation by Reference. Sections 7.2, 7.3, 7.4, 7.5, 7.6, 7.7, 7.8, 7.9, 7.12 and 7.13 of the Crossover NPA are incorporated by reference into this Side Letter for the purpose of applying in substance those provisions to this Side Letter.

15.

Conflict with Terms of the Crossover NPA or Convertible Note. In the event that any of the terms of this Side Letter conflict with the terms contained in the Crossover NPA or Convertible Note (except for any conflict with Section 1.5 of the Crossover NPA, which shall govern and control), such terms contained in this Side Letter shall govern and control.

[Signature Page Follows]

Very truly yours,	Agreed and Accepted:

HIPPO ENTERPRISES INC.	MITSUI SUMITOMO INSURANCE CO., LTD.

By: /s/ Assaf Wand	By: /s/ Shinichiro Funabiki
Name: Assaf Wand	Name: Shinichiro Funabiki
Title: Chief Executive Officer	Title: Director, Executive Vice President